UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com
ASUR Announces Total Passenger Traffic for
September 2010 Up 5.0% Year over Year

Mexico City, October 5, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2010 increased by 5.0% when compared to September 2009.

All figures in this announcement reflect comparisons between September 1 through September 30, 2009 and 2010. Transit and general aviation passengers are excluded.

Airport	September 2009	September 2010	% Change
Cancún	211,420	230,633	9.1
Cozumel	2,654	2,891	8.9
Huatulco	18,665	16,879	(9.6)
Mérida	69,600	70,355	1.1
Minatitlán	12,332	6,705	(45.6)
Oaxaca	30,518	20,018	(34.4)
Tapachula	11,128	14,873	33.7
Veracruz	61,867	49,222	(20.4)
Villahermosa	55,696	43,882	(21.2)
Total Domestic	473,880	455,458	(3.9)

Airport	September 2009	September 2010	% Change
Cancún	378,004	443,485	17.3
Cozumel	9,641	8,860	(8.1)
Huatulco	785	385	(51.0)
Mérida	5,074	4,850	(4.4)
Minatitlán	310	134	(56.8)
Oaxaca	3,343	2,916	(12.8)
Tapachula	322	318	(1.2)
Veracruz	5,586	4,796	(14.1)
Villahermosa	3,958	3,457	(12.7)
Total International	407,023	469,201	15.3

ASUR	Page 1 of 2

Airport	September 2009	September 2010	% Change
Cancún	589,424	674,118	14.4
Cozumel	12,295	11,751	(4.4)
Huatulco	19,450	17,264	(11.2)
Mérida	74,674	75,205	0.7
Minatitlán	12,642	6,839	(45.9)
Oaxaca	33,861	22,934	(32.3)
Tapachula	11,450	15,191	32.7
Veracruz	67,453	54,018	(19.9)
Villahermosa	59,654	47,339	(20.6)
ASUR Total	880,903	924,659	5.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 5, 2010